FOR IMMEDIATE RELEASE

American Realty Capital Global Trust Re-Affirms Intention to List as “Global Net Lease” on the

NYSE and Launch Concurrent Tender Offer

New York, New York, April 8, 2015 – American Realty Capital Global Trust, Inc. (“Global Trust” or the “Company”) announced today that it intends to file an application to list its common stock on the New York Stock Exchange (“NYSE”) under the name “Global Net Lease, Inc.” and the symbol “GNL.” Subject to NYSE approval, the Company anticipates that its common stock will begin trading on the NYSE the week of May 4, 2015. In addition, the Company announced its intention to commence a tender offer to purchase up to $125 million of its shares of common stock at $10.50 per share at listing.

Listing

Global Trust believes the listing will enable it to continue to execute its strategic plan and will provide it with access to lower cost capital, which it expects to help further drive the Company’s growth and create additional value for stockholders. Since commencing its initial public offering on April 20, 2012, Global Trust has assembled a portfolio of over 300 properties aggregating approximately 16.5 million square feet across the U.S. and Europe, consistent with its corporate sale-leaseback strategy.

Completion of the listing is subject to final approval by the NYSE. There can be no assurance that the Company’s shares of common stock will be listed on the NYSE.

Tender Offer

The Company also announced that it intends to commence a tender offer, subject to the filing of appropriate offering materials with the U.S. Securities and Exchange Commission (the “SEC”), to purchase up to $125 million of its shares of common stock (the “Tender Offer”). The Company believes the Tender Offer will supplement the liquidity options available to stockholders in connection with the listing. In accordance with the terms of the Tender Offer, the Company will offer to repurchase shares of its common stock at a purchase price of $10.50 per share. The Company intends to fund the Tender Offer with cash on hand and funds available under its existing unsecured revolving credit facility. If the Tender Offer is oversubscribed, proration of the tendered shares will be determined promptly after the Tender Offer expires. Assuming that trading of the Company’s common stock begins the week of May 4, 2015, the Tender Offer would also commence on the same day as the listing and will expire 20 business days afterwards (unless the Company decides to extend the offer period). The Tender Offer will be subject to certain conditions that will be more fully described in the Tender Offer materials filed with the SEC, which will become available to stockholders upon commencement of the Tender Offer.

Distributions

Global Trust intends to continue payment of monthly distributions at an annualized rate of $0.71 per share. Historically, the Company calculated its monthly distribution based upon daily record and distribution declaration dates so that its stockholders would be entitled to be paid distributions beginning with the month in which their shares were purchased. Following the listing, Global Trust expects to pay distributions on the 15th day of each month to stockholders of record as of close of business on the 8th day of such month.

Because Global Trust expects the listing to occur during the week commencing May 4, 2015, the Company anticipates that: (i) it will pay the April 2015 distribution no later than May 5, 2015 to stockholders of record at the close of business each day during the previous month (i.e., April); (ii) it will pay distributions for the period beginning May 1, 2015 through and including the day prior to the listing to stockholders of record on the close of business each day during such period, such distribution to be paid within five days of the day of listing; (iii) for the limited period commencing on the day of listing through May 8, 2015, the Company will pay a distribution of $0.000194506 per share per day on May 15, 2015, to stockholders of record at the close of business on May 8, 2015; and (iv) in respect of the May 2015 distribution, on June 15, 2015, it will pay a distribution of $0.059166667 per share to stockholders of record at the close of business on June 8, 2015. Global Trust believes this rate is competitive with its publicly traded company peers.

Scott J. Bowman, Global Trust’s Chief Executive Officer, commented, “We are pleased to re-affirm our plan to list on the New York Stock Exchange, marking a very important milestone in the evolution of this Company and providing our investors the benefits of owning shares listed on a major public exchange. We have a proven management team that, along with the valued support of our European managers, Moor Park Capital Partners, has a track record of success in acquiring a diversified, high-quality net lease portfolio. We believe we have built a best-in-class portfolio comprised of over 300 properties and 16.5 million square feet, and we look forward to continuing to grow this business and create additional value for our shareholders.”

“We’re very proud of the portfolio we’ve assembled from the ground up, with a strong credit profile, long-term leases and a focus on mission critical assets,” said Andrew Winer, Global Trust’s President and Chief Investment Officer. “Looking forward, we see a vast opportunity set in both the U.S. and in Europe, which has a target market approximately twice the size of that in the U.S. and fewer competitors focused on owner-occupied real estate. We have an active pipeline of potential acquisitions opportunities that we believe presents an excellent opportunity to invest for both yield and absolute return, which we continue to evaluate with a rigorous and disciplined approach through our underwriting process.”

Patrick J. Goulding, Global Trust’s Chief Financial Officer, added, “We have built a portfolio that we believe is well positioned to provide reliable cash flows augmented over time with embedded contractual rent increases. In addition, we believe our flexible and conservatively capitalized balance sheet provides a solid foundation for future growth.”

Pre-Commencement Communications

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its stockholders and file with the SEC. The full details of the Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders upon commencement of the Tender Offer.

Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by Global Trust with the SEC at the Commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from the Company when the materials become available.

About Global Trust

Global Trust is a publicly registered, non-traded real estate investment trust (“REIT”) that elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2013. In connection with the listing, the company intends to change its name to “Global Net Lease, Inc.” Additional information about Global Trust can be found on its website at www.arcglobaltrust.com.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. Actual results may differ materially from those contemplated by such forward-looking statements, including those set forth in the Risk Factors section of Global Trust’s Annual Report on Form 10-K filed on April 3, 2015. Further, forward-looking statements speak only as of the date they are made, and Global Trust undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Media Inquiries: Investor Inquiries:

Anthony J. DeFazio SVP of Public Relations DDCworks tdefazio@ddcworks.com Ph: (484-342-3600)	Andrew G. Backman Managing Director Investor & Public Relations abackman@arlcap.com Ph: (917-475-2135)	Scott J. Bowman Chief Executive Officer Global Trust sbowman@arlcap.com Ph: (917-475-2216)